U.S. COMMERCIAL CORP., S.A. DE C.V.

04 JAN -8 AM 7:21

04012096

January 5, 2004

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the U.S. Commercial Corp.'s, S.A. de C.V. reports share subscription outcome due to equity increase.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in Fact

dlw 1/5

U.S. Commercial Reports Share Subscription Outcome due to Equity Increase

México, Distrito Federal, December 29, 2003, U.S. COMMERCIAL CORP., S.A. DE C.V. (the "Company")(BMV: "USCOM"), informs that accordingly to the resolution adopted by General Extraordinary Shareholders' Assembly, held on December 1, 2003 to increase the Company's equity by issuing 447,531,457 new shares, the shareholders have exercised their preferential right and subscribed 5, 497,620 new shares.

Likewise, out of the remaining new shares that were not subscribed by the shareholders while exercising their preferential right, Sercotel, S.A. de C.V., subsidiary company of America Movil, S.A. de C.V., subscribed 380,000,000 new shares that account for the Company's equity, as to capitalize a portion of the liabilities derived from the acquisition of the entire participation of América Móvil, S.A. de C.V. in CompUSA, Inc.

As a result of the aforementioned, the number of (outstanding) shares in circulation of the Company amount to 1,279'689,935, out of which Sercotel, S.A. de C.V., owns approximately 29.69%.

The Company's main asset is constituted for being holder of 100% of the shares in CompUSA Equity. The main activity of CompUSA is developed in the trading sector in the United States as technology products and service provider. The Company is a pure share holder, thus, all operations are carried out throughout its main subsidiary, CompUSA. CompUSA is one of the leading retailer's stores for computers, technology products and services in the United States, at a domestic level in the aforementioned country.